Exhibit 99.1

Strong resilience in 2020 despite adverse scenario

São Paulo, February 10, 2021. Suzano S.A. (B3: SUZB5 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the fourth quarter of 2020 (4Q20).

HIGHLIGHTS

•	Pulp sales of 2,663 thousand tons (-9% vs. 4Q19).

•	Decrease in pulp inventories by approximately 1 million tons in 2020.

•	Paper sales of 354 thousand tons (-4% vs. 4Q19).

•	Adjusted EBITDA[1] and Operating cash generation²: R$4.0 billion and R$3.0 billion, respectively.

•	Adjusted EBITDA1/ton[3] from pulp of R$1,326 /ton (+79% vs. 4Q19).

•	Adjusted EBITDA1/ton[4] from paper of R$1,227/ton (+7% vs. 4Q19).

•	Average net pulp price – export market: US$459/t (-2% vs. 4Q19).

•	Average net paper price[4] of R$4,136/ton (+8% vs. 4Q19).

•	Pulp cash cost ex-downtime of R$622/ton (-1% vs. 4Q19).

•	Capture of operating synergies completed and ahead of schedule.

•	Deleveraging plan 100% executed.

Financial Data (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Net Revenue	8,013	7,049	14%	7,471	7%	30,460	26,013	17%
Adjusted EBITDA[1]	3,965	2,465	61%	3,779	5%	14,949	10,724	39%
Adjusted EBITDA Margin[1]	49%	35%	15 p.p.	51%	-1 p.p.	49%	41%	8 p.p.
Adjusted EBITDA Margin¹ ex- Klabin[2]	49%	37%	13 p.p.	51%	-1 p.p.	49%	43%	6 p.p.
Net Financial Result	6,238	1,624	284%	(4,223)	-	(26,086)	(6,726)	-
Net Income	5,914	1,175	403%	(1,158)	-	(10,715)	(2,815)	-
Operating Cash Generation[3]	2,981	1,540	93%	2,854	4%	11,543	7,063	63%
Net Debt /Adjusted EBITDA[1] (x) - R$	4.3 x	5.0 x	-0.7 x	5.1 x	-0.8 x	4.3 x	5.0 x	-0.7 x
Net Debt /Adjusted EBITDA[1] (x) - US$	4.3 x	4.9 x	-0.6 x	4.4 x	-0.1 x	4.3 x	4.9 x	-0.6 x

Operational Data ('000 tons)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Sales	3,017	3,288	-8%	2,846	6%	12,000	10,668	12%
Pulp	2,663	2,920	-9%	2,527	5%	10,823	9,412	15%
Paper[4]	354	369	-4%	319	11%	1,177	1,256	-6%
Production	2,700	2,586	4%	2,825	-4%	10,984	9,997	10%
Pulp	2,391	2,267	5%	2,529	-5%	9,800	8,757	12%
Paper[4]	309	319	-3%	296	5%	1,184	1,240	-4%

¹Excludes non-recurring items and PPA effects. | 2Excludes Klabin’s sales volume. | 3Considers Adjusted EBITDA less sustaining capex (cash basis). | 4Includes the results of the Consumer Goods Unit. | 5Last 12 months.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

EXECUTIVE SUMMARY	3
PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	5
PULP SEGMENT EBITDA	7
OPERATING CASH FLOW FROM THE PULP SEGMENT	8
PAPER BUSINESS PERFORMANCE	9
PAPER SALES VOLUME AND REVENUE¹	9
OPERATING CASH FLOW FROM THE PAPER SEGMENT	11
ECONOMIC AND FINANCIAL PERFORMANCE	12
NET REVENUE	12
PRODUCTION	13
COST OF GOODS SOLD	13
SELLING EXPENSES	14
GENERAL AND ADMINISTRATIVE EXPENSES	14
ADJUSTED EBITDA	15
FINANCIAL INCOME	15
DERIVATIVE OPERATIONS	16
NET INCOME (LOSS)	19
DEBT	19
CAPITAL EXPENDITURE	21
OPERATING CASH GENERATION	22
FREE CASH FLOW	23
COVID-19	23
ESG	25
SYNERGIES	25
TOTAL OPERATIONAL EXPENDITURE - PULP	26
EVENTS AFTER THE REPORTING PERIOD	26
CAPITAL MARKETS	26
FIXED INCOME	28
RATINGS	28
UPCOMING EVENTS	29
IR CONTACTS	29
APPENDICES	30
APPENDIX 1 - Operating Data	30
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization	32
APPENDIX 3 – Consolidated Balance Sheet	33
APPENDIX 4 – Consolidated Statement of Cash Flow	34
APPENDIX 5 - EBITDA	35
APPENDIX 6 - Segmented Income Statement	36
Forward-Looking Statements	38

EXECUTIVE SUMMARY

Despite the adverse market scenario, with pulp prices below their average of the last ten years, Suzano showed strong resilience and delivered important results in the year, evidenced, for example, by the expressive cash generation; the reduction of approximately 1 million tons of pulp inventories; for the execution of 100% of the deleveraging plan; and the 9% reduction in the cash cost of pulp production, mainly due to the synergies arising from the business combination with Fibria Celulose S.A. that occurred in January 2019.

The capture of these operational synergies was above planned and totaled, in the period from 2019 to 2020, on a recurring basis, the total of R$1.3 billion per year (before taxation). The amount was the result of a reduction in costs, expenses and capital investments from the supply, forestry, industrial, logistics, commercial, administrative and personnel areas.

Regarding financial management, the Company throughout 2020 reduced its net debt in USD and leverage, as measured by Net Debt/Adjusted EBITDA of the past twelve months. Its liquidity position remained solid, representing zero refinancing risk until 2022. Suzano remains focused on financial discipline, evidenced by clear and consistent policies over time, and believes that this way, it diligently exercises its role of generating and sharing long-term value.

On the ESG front, results in the fourth quarter of 2020 reiterated the progress of environmental, social and governance issues at Suzano. In November, the company was selected to be part of the select 2020-2021 portfolio of the Dow Jones Sustainability Index - Emerging Markets (DJSI Emerging Markets). In addition to Suzano, only ten other Brazilian companies are part of the new portfolios that are part of the DJSI family of indices. In early December, we were also selected to be part of the B3 Corporate Sustainability Index (ISE) portfolio of 2021. The portfolio announced is made up of 46 shares, from 39 companies, and will be valid between January 4 and December 30, 2021.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The last quarter of 2020 was positive for the global pulp and paper industry in general, despite the uncertainties arising from the impact of the pandemic on the economy. The increasing number of cases of coronavirus infection and the resumption of lockdown adoption in some regions of Europe and North America did not have the same negative impact on the demand for pulp as seen previously in the first half of the year. The production of graphic papers in China has heated up with the entry of new capacities and the operating rate of the printing & writing mills in North America and Europe has recovered from the low levels observed most part of the year, following the seasonally warmer demand in the last months of the year. The other paper segments, especially those related to consumer goods, continued to perform well on a global level, with a strong emphasis on the consumption of toilet paper, which continued with the strong behavior as in previous months, mainly in North America.

The fourth quarter of 2020 was marked by supply reductions, mainly among softwood pulp producers who, due to extended production downtimes and the replacement of production with unbleached pulp or dissolving pulp, offered lower volumes to the market than in previous quarters. These movements, which also had problems on the logistical side, related to the restricted availability of containers and congestion at ports, associated with a strong demand, supported the global price increases announced for both hardwood and softwood pulp. During 2020, supply levels remained relatively balanced, with over 2 million tons of pulp unexpectedly withdrawn from the market offsetting the increase in production by some producers and temporary conversions of integrated capacities of dissolving pulp to market pulp.

In the last quarter of 2020, Suzano’s pulp sales totaled 2,663 thousand tons, up 5% from 3Q20 and down 9% in relation to 4Q19. In 2020, the company sold 10,823 thousand tons, 15% more than in 2019.

In the quarter, pulp was sold by Suzano at the average net price of US$456/ton, stable in relation to 3Q20 and down US$13/ton (-3%) from 4Q19, reflecting the drop in global pulp prices. Average net pulp price in the export market in 4Q20 was US$459/ton (compared to US$458/ton in 3Q20 and US$471/ton in 4Q19).

Average net price in BRL was R$2,459/ton in 4Q20, up 1% and 27% when compared to 3Q20 and 4Q19, respectively, due to the depreciation of the Brazilian real against the U.S. dollar in the period and the price variations in the export market since the end of 2019.

Net revenue from pulp was 16% higher than in 4Q19, mainly due to the 31% increase in average USD in relation to BRL, which was partially offset by lower average net price in USD (-3%).

Compared to 3Q20, the 6% increase in revenue was driven by the 5% growth in sales, better price and higher average exchange rate during the final months of the year.

PULP CASH COST

Cash cost excluding downtime in 4Q20 stood at R$622/t, decreasing R$9/ton from 4Q19 (-1%), due to: i) the lower wood cost on account of lower harvest costs, thanks to better operating performance, higher operating productivity and lower cost of diesel. Moreover, there was a decline in the consolidated average supply radius, mainly due to the decline registered in Aracruz (non-utilization of Losango wood) and Maranhão, as well as lower diesel costs; ii) lower costs with energy as a result of lower price, specially natural gas and synergies in supplies. These effects were partially offset by the 31% jump in average USD against the BRL (an impact of R$25/t), higher chemical costs mainly due to higher consumption and price increase (especially of chlorine dioxide), and higher fixed costs due to the concentration of scheduled maintenance downtimes and the consequent increase in expenses with materials and routine services.

¹Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 4Q20 was 4% higher than in 3Q20, due to: i) greater spending on energy due to increased consumption and higher prices, especially of natural gas; ii) higher fixed costs due to the increase in maintenance costs; and iii) higher wood costs, due to greater share of third-party wood and higher harvest costs (due to the higher maintenance intensity of machinery that typically occur in the last quarter of the year). These negative factors were partially offset by higher revenue from energy sales due to the price factor.

¹Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 2020 decreased 9% from 2019, due to lower wood and input costs (which were offset by the 31% increase in average USD vs. BRL) as well as fixed costs.

¹Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp segment	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Adjusted EBITDA (R$ million)	3,530	2,041	73%	3,384	4%	13,485	9,259	46%
Sales volume (k ton)	2,663	2,757	-3%	2,527	5%	10,785	8,873	22%
Pulp adjusted¹ EBITDA (R$/ton)	1,326	741	79%	1,339	-1%	1,250	1,043	20%

¹ Excludes non-recurring items and PPA effects.

The 73% increase in Adjusted EBITDA from pulp in 4Q20 compared to 4Q19 mainly reflects the 31% increase in average USD against the BRL and lower cash COGS (in turn, due to non-recurring existing adjustments in 4Q19, absence of Klabin's sales volumes and turnover effect on inventories), which was partially offset by lower sales (-9%), higher SG&A expenses and lower net average pulp price in USD (-3%). The 79% increase in adjusted EBITDA per ton is explained mainly by the FX depreciation and the cost factor, partially offset by the increase in administrative and selling expenses, and by the decrease in the average net pulp price in USD.

Compared to 3Q20, the 4% increase in adjusted EBITDA from pulp mainly reflects the 5% increase in sales volume and lower net average price. These effects were partially offset by higher administrative and selling expenses Adjusted EBITDA per ton remained practically stable.

¹ Excludes non-recurring items and PPA effects.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Segmento de Celulose (R$ milhões)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Adjusted EBITDA[1]	3,530	2,041	73%	3,384	4%	13,485	9,259	46%
Maintenance Capex[2]	(894)	(842)	6%	(854)	5%	(3,124)	(3,343)	-7%
Operating Cash Flow	2,636	1,200	120%	2,530	4%	10,361	5,916	75%

¹ Excludes non-recurring items and PPA effects.

² Cash basis.

¹ Excludes sales volume related to the agreement with Klabin.

Operating cash generation per ton in the pulp segment increased 127% from 4Q19, reflecting the increase in Adjusted EBITDA per ton. Compared to 3Q20, the 1% reduction was due to the increase in sustaining capex per ton and the decrease in EBITDA per ton (as explained above).

PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the consumer goods and paper businesses.

PAPER SALES VOLUME AND REVENUE¹

According to published data by Forestry Industry Association (Ibá), the demand in the printing & writing segment decreased by 16% in 4Q20 compared to 4Q19, accumulating a decrease of 24% in 2020 in relation to year 2019. Driven by the high demand for packaging in the domestic market, demand in Brazil for paperboard grew by 17% in 4Q20 compared to the same quarter of the previous year, ending the year 2020 with an increase of 7% in comparison to 2019.

Consolidating both markets (accessible market Suzano), there is a reduction of 8% in 4Q20 compared to 4Q19, and a decrease of 16% in demand compared to 2019. Even in face of this challenging scenario, we have observed since July 2020 a gradual recovery demand in the domestic market, with greater emphasis on the paperboard line.

Like the packaging market, the tissue market was also positively impacted in 2020. For that market, also reported by Ibá, demand in Brazil grew 2% in November compared to the same period last year.

Suzano's paper sales (printing and writing, paperboard and tissue) in Brazil totaled 258 thousand tons in 4Q20, an increase of 17% compared to 3Q20, given the pace of recovery in domestic sales, driven by the packaging market, as well as well as the seasonality of the market. In relation to 4Q19, sales remained stable.

Suzano's total paper sales in Brazil accumulated a 6% drop in 2020 compared to 2019, mainly due to the market retraction in 2Q20, during the period of greatest decrease in local demand, as a result of the isolation to contain the COVID-19 pandemic.

Paper sales in the international markets decreased by 3% compared to 3Q20, and by 14% compared to 4Q19, and represented 27% of the volume sold in the last quarter of 2020.

¹Includes the Consumer Goods unit.

The average net price was R$4,136/ton in 4Q20, showing an increase of R$292/ton (+8%) compared to 4Q19, due to price gains in the domestic market (+4%), and in exchange rate effect on export prices. In comparison to 3Q20, the increase of R$55/ton (+1%) was due to the recovery of prices in both the domestic and international markets (in US$), in addition to exchange rate effect on exports.

Net revenue from paper in 4Q20 was R$1,466 million, up 3% from 4Q19, mainly higher sales prices in the period. Compared to 3Q20, the 13% increase was due to the higher sales volume in the period.

PAPER SEGMENT EBITDA

Paper segment	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Adjusted EBITDA (R$ million)¹	435	424	3%	394	10%	1,465	1,465	0%
Sales volume (k ton)	354	369	-4%	319	11%	1,177	1,256	-6%
Paper adjusted¹ EBITDA (R$/ton)	1,227	1,150	7%	1,236	-1%	1,244	1,166	7%

¹ Excludes non-recurring items and PPA effects.

Adjusted EBITDA from paper in 4Q20 was 3% higher than in 4Q19, mainly explained by the higher prices in the period, and reaching one of the highest historical levels.

Compared to 3Q20, Adjusted EBITDA from paper grew 10%, mainly due to higher sales volume as well as higher realized prices in 4Q20. EBITDA per ton remained practically stable.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Operating cash flow - Paper (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Adjusted EBITDA[1]	435	424	3%	394	10%	1,465	1,465	0%
Maintenance Capex[2]	(90)	(83)	9%	(70)	29%	(282)	(318)	-11%
Operating Cash Flow	345	341	1%	324	6%	1,183	1,147	3%

¹ Excluding non-recurring items.

² Cash basis.

Operating cash generation per ton of paper in 4Q20 was R$974/t, up 5% from the previous year, due to the increase in adjusted EBITDA per ton.

Compared to 3Q20, operating cash generation per ton decreased 4% mainly due to the increase in sustaining capex, which in turn was due to the higher concentration of expenses in 4Q20 given contingency measures taken in the previous quarters to postpone and reduce costs due to pandemic.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 4Q20 was R$8,013 million, 81% of which came from exports (vs. 80% in 4Q19 and 82% in 3Q20). Compared to 4Q19, the 14% growth in net revenue mainly reflected the 31% increase in average USD against the BRL, partially offset by the 8% decline in sales volume and average net pulp price in USD. The 7% increase in consolidated net revenue in 4Q20 compared to 3Q20 is basically due to the 6% increase in total sales, which came to 3,017 thousand tons.

¹ Excludes service revenue from Portocel.

PRODUCTION

Production (k ton)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Market Pulp	2,391	2,267	+5%	2,529	-5%	9,800	8,757	+12%
Paper	309	319	-3%	296	+5%	1,184	1,240	-5%
Total	2,700	2,586	+4%	2,825	-4%	10,984	9,997	+10%

In 4Q20, the following units underwent scheduled maintenance downtimes: Imperatriz and Jacareí Units, Line 1 of the Mucuri Unit and Lines 1 and 2 of the Três Lagoas Unit. As already disclosed by the Company, given the social scenario caused by the COVID-19 pandemic, in order to protect people and society, the Company decided to postpone most of its maintenance downtimes to the second half of the year. Pulp production decreased 5% in relation to 3Q20 due to higher impact of downtimes. Compared to the same period last year, the increase was due to the accelerated pace of production at pulp mills, which was partially offset by the impact of scheduled maintenance downtimes.

Following is the calendar of Suzano’s scheduled maintenance downtimes:

	2019				2020				2021
Mill - Pulp capacity	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Aracruz - Linha A (ES) – 590 kt
Aracruz - Linha B (ES) – 830 kt
Aracruz - Linha C (ES) – 920 kt
Imperatriz (MA)² – 1,650 kt									No downtime
Jacareí (SP) – 1,100 kt									No downtime
Limeira (SP)² – 690 kt
Mucuri - Line 1 (BA)² – 580 kt									No downtime
Mucuri - Line 2 (BA) – 1,100 kt
Suzano (SP)² – 620 kt
Três Lagoas - Linha 1 (MS) – 1,300 kt									No downtime
Três Lagoas - Linha 2 (MS) – 1,950 kt									No downtime
Veracel (BA)¹ – 560 kt

¹ Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

² Includes integrated capacities and fluff.

COST OF GOODS SOLD

COGS (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
COGS	4,884	5,810	-16%	4,474	9%	18,966	20,743	-9%
Depreciation, depletion and amortization	1,531	1,549	-1%	1,399	9%	5,773	7,135	-19%
Cash COGS	3,353	4,261	-21%	3,076	9%	13,193	13,608	-3%
Sales volume	3,017	3,288	-8%	2,846	6%	12,000	10,668	12%
Cash COGS/ton (R$/ton)	1,111	1,296	-14%	1,081	3%	1,099	1,276	-14%

¹ Includes amortization of goodwill surplus/loss (PPA)

Cash COGS in 4Q20 totaled R$3,353 million, or R$1,111/ton. Compared to 4Q19, cash COGS declined 21%, mainly due to lower sales volume, the absence of Klabin’s pulp sales, the inventory turnover effect, and due to the non-recurring adjustments that occurred in 4Q19, partially offset by the 31% increase in USD against the BRL. On a per-ton basis, the 14% reduction is also explained by the same factors above.

Compared to 3Q20, cash COGS increased 9% mainly due to higher sales volume (+6%) and higher pulp costs (higher production cost and greater impact of scheduled maintenance downtimes). On a per-ton basis, the indicator was 3% higher than in the previous quarter due to production cost.

SELLING EXPENSES

Selling expenses (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Selling expenses	590	538	10%	523	13%	2,175	1,905	14%
Depreciation, depletion and amortization[1]	205	233	-12%	241	-15%	906	905	0%
Cash selling expenses	385	305	26%	282	37%	1,269	1,001	27%
Sales volume	3,017	3,288	-8%	2,846	6%	12,000	10,668	12%
Cash selling expenses/ton (R$/ton)	128	93	38%	99	29%	106	94	13%

¹ Includes amortization of goodwill surplus/loss (PPA)

Cash selling expenses increased 26% from 4Q19, mainly due to the 31% increase in average USD against the BRL, as well as higher logistics expenses arising from sales mix (higher share from North America), partially offset by the reduction in sales volume. On a per-ton basis, cash selling expenses increased 38% mainly due to the effect of exchange rate variation on expenses in foreign currency and sales mix.

When compared to 3Q20, the 37% increase in expenses with cash base sales is mainly explained by the higher logistics service (sales mix with higher share from North America) and higher sales volume. Expenses on cash basis sales per ton increased 29%, due to sales mix.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
General and Administrative Expenses	480	286	68%	313	53%	1,443	1,173	23%
Depreciation, depletion and amortization[1]	24	(7)²	-	10	140%	78	26	199%
Cash general and administrative expenses	456	293	56%	303	51%	1,365	1,147	19%
Sales volume	3,017	3,288	-8%	2,846	6%	12,000	10,668	12%
Cash general and administrative expenses/t (R$/ton)	151	89	70%	106	42%	114	108	6%

¹ Includes amortization of goodwill surplus/loss (PPA).

² Inverse effect due to the write-off of PPA on contingencies (write-off of cases initially reassessed in the business combination).

Compared to 4Q19, the 56% increase in cash general and administrative expenses is mainly due to the increase in personnel expenses (variable compensation). The same analysis explains the increase of 70% on a per-ton basis.

Compared to 3Q20, cash general and administrative expenses increased 51% due to higher personnel expenses (variable compensation) and third-party services. On a per-ton basis, the 42% increase is explained by the same factors.

Other operating income (expenses) amounted to an income of R$323 million in 4Q20, compared to an income of R$137 million in 4Q19 and expense of R$4 million in 3Q20. Compared to 4Q19, the variation is mainly explained by the higher result from the adjustment to fair value of biological assets and higher gains from asset divestments. Compared to 3Q20, the variation is mainly explained by the result of the adjustment to fair value of biological assets, which occurs in the second and fourth quarter of each fiscal year, as well as higher gains from asset divestments.

ADJUSTED EBITDA

Consolidated	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Adjusted EBITDA (R$ million)¹	3,965	2,465	61%	3,779	5%	14,949	10,724	39%
Adjusted EBITDA¹ Margin - ex-Klabin	49%	37%	13 p.p.	51%	-1 p.p.	49%	43%	6 p.p.
Sales Volume ex-Klabin (k ton)	3,017	3,125	-3%	2,846	6%	11,962	10,130	18%
Adjusted EBITDA¹ ex-Klabin/ton (R$/ton)	1,314	789	67%	1,328	-1%	1,250	1,059	18%

¹ Excludes non-recurring items and PPA effects.

Adjusted EBITDA in 4Q20 was higher than in 4Q19 due to the increase in average USD against the BRL (+31%) and the decrease in cash COGS, as detailed above. These effects were partially offset by higher SG&A, lower sales volume and the 3% decrease in net pulp price in USD, as explained above. The 67% increase in per-ton EBITDA is explained by exchange variation and lower production costs, which were partially offset by the increase in SG&A and lower pulp price.

Compared to 3Q20, the 5% increase in Adjusted EBITDA was mainly due to the 6% increase in total sales volume and higher net average price of pulp and paper (+1%), which were partially offset by the increase in SG&A. Per-ton adjusted EBITDA remained practically stable.

FINANCIAL INCOME

Financial Result (R$ million)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Financial Expenses	(974)	(1,055)	-8%	(1,365)	-29%	(4,459)	(4,179)	7%
Interest on loans and financing (local currency)	(169)	(324)	-48%	(171)	-1%	(774)	(1,444)	-46%
Interest on loans and financing (foreign currency)	(594)	(557)	7%	(1,007)	-41%	(2,904)	(2,140)	36%
Capitalized interest[1]	1	2		2		11	4
Other financial expenses	(212)	(176)	20%	(190)	11%	(792)	(599)	32%
Financial Income	66	100	-34%	58	13%	327	493	-34%
Interest on financial investments	19	87	-78%	20	-4%	147	392	-63%
Other financial income	47	13	263%	39	21%	181	101	78%
Monetary and Exchange Variations	4,464	1,418	-	(1,645)	-	(12,531)	(1,965)	538%
Foreign exchange variations (Debt)	4,850	1,522	-	(1,851)		(13,365)	(1,764)
Other foreign exchange variations	(387)	(104)	271%	206		835	(201)
Derivative income (loss), net[2]	2,683	1,161	-	(1,271)		(9,423)	(1,075)	776%
Cash flow hedge	1,331	474	-	(459)		(3,170)	153
Debt hedge	1,430	731	96%	(766)		(6,271)	(1,255)	400%
Others[3]	(78)	(44)	-	(46)	70%	17	27	-36%
Net Financial Result	6,238	1,624	-	(4,223)	-	(26,086)	(6,726)	-

¹ Capitalized interest due to construction in progress.

2 Variation in mark-to-market adjustment (4Q20: -R$6,776 million | 3Q20: -R$10,778 million), plus adjustments paid and received (4Q20 = -R$1,318 million).

³ Includes commodity hedging and embedded derivatives.

Financial expenses totaled R$974 million in 4Q20, down 8% and 29% from 4Q19 and 3Q20, respectively. Compared to 4Q19, apart from the decline in debt indices in the BRL, such as CDI, SELIC and TJLP, there was debts maturing during the course of 2020, the CRAs being the highest one, in the amount of R$2.8 billion, which basically explains the decrease in interest expense in local currency. In relation to the increase in interest rates in foreign currency, the fall in Libor and the reduction in bond interest ended up offset by the appreciation of the average USD vs. BRL. Compared to 3Q20, the reduction was due to the financial expenses in the previous quarter, related to the partial repurchase of Senior Notes 2024, 2025 and 2026 amounting to R$391 million.

Financial income decreased 34% in relation to 4Q19 and increased 13% when compared to 3Q20. The year-on-year comparison, the decrease is due mostly to the reduction in interest rates that remunerate the company’s cash position. In relation to 3Q20, the increase was due to the greater accounting impact of the amortization of surplus value, resulting from the merger of Fibria.

Inflation adjustment and exchange variation had a positive impact of R$4,464 million on the Company’s quarterly financial result due to the appreciation in the closing rate of the BRL against the USD of 8% on the foreign currency portion of debt (80% of total debt). Note that the accounting impact from exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Derivative operations generated an income of R$2,683 million in 4Q20, due to stronger BRL and the volatility of market curves applicable to debt hedge and cash flow transactions. There was also a negative impact caused by the variations in the Pre, Cupom and Libor rate curves on transactions, as a result of the higher instability scenario. The mark-to-market adjustment of derivatives on December 31, 2020 generated a loss of R$6,776 million, compared to a loss of R$10,778 million on September 30, 2020, representing a positive variation of R$4,002 million. Note that the impact of BRL variation vs. the USD on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the fourth quarter, was negative in the amount of R$1,318 million (R$901 million expense from debt hedge and R$394 million expense from operating hedge and R$23 million related to commodities).

Due to the aforementioned factors, net financial income in 4Q20 was R$6,238 million, compared to net financial income of R$1,624 million in 4Q19 and net financial expense of R$4,223 million in 3Q20.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on December 31, 2020:

	Notional (US$ million)		Fair value (R$ million)
Hedge[1]	Dec/2020	Sep/2020	Dec/2020	Sep/2020
Debt	6,584	6,870	(6,374)	(8,706)
Cash Flow	3,292	3,535	(773)	(2,497)
Others[2]	684	709	371	425
Total	10,560	11,114	(6,776)	(10,778)

¹	Refer to note 4 of the 2020 Financial Statements (DFP) for more details and fair value sensitivity analyses.
²	Includes commodity hedge and embedded derivatives.

The Company’s financial policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-deliverable Forwards (NDF).

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation in the BRL. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. Therefore, the Company is protected in scenarios of extreme BRL appreciation. However, these transactions also limit potential gains in scenarios of extreme BRL depreciation. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted.

On December 31, 2020, the outstanding notional value of operations involving forward USD sales through ZCCs was US$3,212 million, whose maturities are distributed between January 2021 and June 2022, with an average forward rate ranging from R$4.68 to R$5.34. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$80 million, whose maturities are distributed between October 2021 and March 2022 and with an average strike of R$5.36. In 4Q20, cash flow hedge operations resulted in a gain of R$1,331 million. The mark-to-market adjustment (fair value) of ZCC transactions was a loss of R$781 million and for NDFs was a gain of R$8 million at the end of the quarter.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolio (ZCC and NDF) if the future exchange rate remains the same as that at end of 4Q20 (R$/US$ = 5.20) in the coming quarters; as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (4Q20). Note that the figures presented in the table are Company projections based on the end-of-period curves and could fluctuate depending on market conditions.

			Cash adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	R$ / US$ = 5.20 (4Q20)²	Sensitivity at R$0.10 / US$ variation (+/-)[1]
		Zero Cost Collars
4Q20	-	-	(393)	-	-
1Q21	4.27 - 4.76	736	-	(397)	(74)
2Q21	4.27 - 4.75	840	-	(468)	(84)
3Q21	4.75 - 5.54	617	-	(120)	(62)
4Q21	5.21 - 6.15	568	-	48	(57)
1Q22	5.37 - 6.11	401	-	78	(40)
2Q22	5.09 - 6.06	50	-	0	(5)
Total	4.68 – 5.34	3,212	(393)	(859)	(322)

NDF
4Q20	-	-	(1)	-	-
1Q21	-	-	-	-	0
2Q21	-	-	-	-	(5)
3Q21	5.33	50	-	7	0
4Q21	-	-	-	-	(3)
1Q22	5.42	30	-	7	0
2Q22	-	-	-	-	0
Total	5.36	80	(1)	14	(8)

¹ Note: sensitivity of adjustments for foreign exchange levels above maximum value of the strike.

² To calculate the mark-to-market adjustment, the PTAX rate of the penultimate business day for the period under analysis.

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered as a way to mitigate the mismatch between financial assets and liabilities.

On December 31, 2020, the Company held US$6,584 million (notional value) in swaps, distributed as shown in the table below. In 4Q20, the result of liability hedge transactions was a gain of R$1,430 million, mainly due to BRL appreciation in the period. The mark-to-market (fair value) of such operations was negative by R$6,374 million at the end of the quarter.

			Notional (US$ million)		Fair value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Dec/2020	Sep/2020	Dec/2020	Sep/2020
Swap (PRÉ x USD)	2024	USD	350	350	(508)	(719)
Swap (CDI x USD)	2026	USD	2,267	2,567	(4,977)	(6,792)
Swap (IPCA x USD)	2023	USD	121	121	(115)	(195)
Swap (LIBOR x USD)	2026	USD	3,683	3,683	(1,059)	(1,252)
Swap (IPCA x CDI)	2023	BRL	162¹	149	286	252
Total			6,584	6,870	(6,374)	(8,706)

¹ Translated at the closing exchange rate (5.20).

The following table presents a sensitivity analysis of the cash impact that the Company could have on its liability hedge portfolio (swaps) if the future exchange rate remains the same as that at the end of 4Q20 (R$/US$ = 5.20) in the coming quarters; as well as the projected variation in cash impact for each R$ 0.10 variation on the same reference exchange rate (4Q20). Note that the figures presented in the table are Company projections based on the end-of-period curves and could fluctuate depending on market conditions.

		Cash adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.20 (4Q20)	Sensitivity at R$0.10 / US$ variation (+/-)[1]
4Q20		(901)
2021	333	-	(685)	(21)
2022	737	-	(1,016)	(60)
2023	2,180	-	(454)	(50)
2024	1,331	-	(489)	(46)
2025	1,156	-	(1,157)	(90)
>2026	845	-	(1,151)	(83)
Total	6,584	(901)	(4,951)	(350)

¹ Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from the forestry partnerships and commodity hedges (maritime fuel), as follows.

			Notional (US$ million)		Fair value (R$ million)		Cash adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Dec/2020	Sep/2020	Dec/2020	Sep/2020	4Q20	3Q20
Embedded derivative	2035	Fixed USD | USD US-CPI	646	646	355	474	-	-
Commodities	2021	Brent/VLSFO	38	63	16	(49)	(23)	(25)
Total			684	709	371	425	(23)	(25)

Forestry partnership agreements and timber supply agreements signed on December 30, 2013 by Fibria Celulose S.A. are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, which is presented in the table above, consists of a swap contract with the short leg consisting of the variations in the US-CPI during the period of the agreements mentioned below. See note 4 of the 4Q20 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the U.S. CPI. On December 31, 2020, the outstanding (notional) value of the operation was US$646 million. The result from the swap in 4Q20 was a loss of R$120 million. The mark-to-market adjustment (fair value) of such operations generated a gain of R$355 million at the end of the quarter.

The Company is also exposed to international oil prices, which is reflected in the logistics costs involved in exports. In this case, the Company analyzes the contracting of derivative financial instruments to hedge the price of maritime fuel.

On December 30, 2020, the outstanding (notional) value of the operation was US$38 million. The result from this swap in 4Q20 was a gain of R$42 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$16 million at the end of the quarter.

* Debt in BRL translated into USD at the closing exchange rate of the month (R$/US$5.20 on 12/31/2020).

NET INCOME (LOSS)

In 4Q20 the Company posted net income of R$5,914 million, compared to net income of R$1,175 million in 4Q19 and a net loss of R$1,158 million in 3Q20. The growth in relation to 4Q19 is due to better financial result which, in turn, is due to the effects from exchange variation on debt and the results from derivative transactions, as well as higher operating income. Compared to 3Q20, the increase of R$7,072 million in net income mainly reflects the growth in financial income (positive exchange variation on debt and derivatives).

DEBT

Debt (R$ million)	12/31/2020		12/31/2019		Δ Y-o-Y		09/30/2020		Δ Q-o-Q
Local Currency	14,740		18,185		-19%		16,359		-10%
Short Term	541		3,563		-85%		1,651		-67%
Long Term	14,199		14,622		-3%		14,709		-3%
Foreign Currency	58,160		45,500		28%		62,131		-6%
Short Term	1,503		2,665		-44%		2,673		-44%
Long Term	56,657		42,835		32%		59,458		-5%
Gross Debt	72,900		63,685		14%		78,490		-7%
(-) Cash	9,232		9,579		-4%		9,758		-5%
Net debt	63,668		54,106		18%		68,731		-7%
Net debt/Adjusted EBITDA[1](x) - R$	4.3	x	5.0	x	-0.7	x	5.1	x	-0.8	x
Net debt/Adjusted EBITDA[1](x) - US$	4.3	x	4.9	x	-0.6	x	4.4	x	-0.1	x

¹ Excluding non-recurring items.

On December 31, 2020, gross debt was R$72.9 billion, composed of 97% long-term maturities and 3% short-term maturities. Debt denominated in foreign currency accounted for 80% of the Company's total debt, while debt denominated in local currency accounted for the remaining 20%. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 95%. Gross debt declined 7% from 3Q20 (R$5.6 billion) due to settlements related to Liability Management and the effect of exchange variation on debt in the period.

Suzano contracts debt in foreign currency debt as a natural hedge, since net operating cash generation is denominated in foreign currency (U.S. dollar) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

*Corresponding mainly to transaction costs (issue, funding etc.) and impacts from surplus value resulting from the operation with Fibria.

On December 31, 2020, the average cost of debt in U.S. dollar was 4.5% p.a. (considering debt in BRL adjusted by the market swap curve) as against 4.5% p.a. on September 30, 2020. The average term of consolidated debt at the end of the year was 86 months (84 months in September 2020).

¹ Considers the portion of debt with currency swaps. The original debt was 80% denominated in USD and 20% in BRL.

Cash and cash equivalents on December 31, 2020 were R$9,232 million, 70% of which were invested in foreign currency in fixed-income and short-term investments, and the portion in local currency was invested in government and fixed-income bonds, remunerated at a percentage of the DI rate.

The company has two standby untapped credit facilities totaling R$3,598 million – one in Brazilian real for R$1 billion and available until 2021 and another for US$500 million available until 2024. These facilities help improve the company's liquidity position and can be withdrawn during times of uncertainty, such as during the first half of the year, when the COVID-19 pandemic broke out. As a result, the current cash position of R$9,232 million plus the facilities described above amount to a readily available cash position of R$12,830 million.

On December 31, 2020, net debt stood at R$63.7 billion (US$12.3 billion), compared to R$68.7 billion (US$12.2 billion) on September 30, 2020. The biggest impact on net debt in local currency came from the exchange variation during the period.

The ratio of net debt to Adjusted EBITDA in BRL stood at 4.3x on December 31, 2020 (vs. 5.1x in 4Q19). The same ratio in USD (a measure established in Suzano’s financial policy) fell to 4.3x on December 31, 2020 (vs. 4.4x in 3Q20).

The breakdown of gross debt between trade and non-trade finance on December 31, 2020 is shown below:

	2021	2022	2023	2024	2025	2026 onwards	Total
Trade Finance¹	40%	45%	83%	73%	45%	3%	31%
Non-Trade Finance²	60%	55%	17%	27%	55%	97%	69%

¹ ACC, ACE, NCE, PPE

² Bonds, BNDES, CRA, Debentures, among others.

CAPITAL EXPENDITURE

In 4Q20, capital expenditure (cash basis) totaled R$1,173 million, down 15% from the same period in 2019, mainly due to lower expenses with land, forests and port terminals (lower spending on the Vértere project), partially offset by higher industrial maintenance expenses and the 31% increase in USD against the BRL. Compared to 3Q20, capex remained stable, with higher maintenance expenses, which were offset by lower investment in land and forests.

Capex 2020 remained in line with the guidance previously disclosed by the Company. For 2021, the Management approved a Capital Budget of R$4.9 billion, with R$4.0 billion allocated to industrial and forest maintenance.

Investments (R$ million)	4Q20	4Q19	Δ Y-o-Y	3Q20	Δ Q-o-Q	2020	2019	Δ Y-o-Y	Guidance 2021
Maintenance	984	925	6%	924	6%	3,406	3,661	-7%	4,038
Industrial maintenance	271	177	53%	149	82%	608	711	-15%	829
Forestry maintenance	686	703	-3%	745	-8%	2,716	2,815	-4%	3,076
Others	28	44	-38%	31	-10%	83	135	-39%	133
Expansion and modernization	80	92	-14%	55	44%	242	287	-15%	240
Land and forestry	70	130	-46%	152	-54%	365	868	-58%	426
Port terminals	17	106	-84%	25	-32%	120	369	-67%	152
Others	22	127	-83%	11	111%	91	594	-85%	79
Total	1,173	1,380	-15%	1,167	0%	4,225	5,778	-27%	4,935

OPERATING CASH GENERATION

(R$ million)	4Q20	4Q19	Δ Y-o-Y	3Q20	Δ Q-o-Q	2020	2019	Δ Y-o-Y
Adjusted EBITDA[1]	3,965	2,465	61%	3,779	5%	14,949	10,724	39%
Maintenance Capex[2]	(984)	(925)	6%	(924)	6%	(3,406)	(3,661)	-7%
Operating Cash Flow	2,981	1,540	93%	2,854	4%	11,543	7,063	63%
Operating Cash Flow (R$/ton)	988	493	100%	1,003	-2%	965	697	38%

1 Excludes non-recurring items and PPA effects.

2 Cash basis.

3 Excludes sales volume from Klabin.

Operating cash generation, measured by Adjusted EBITDA less sustaining capex (cash basis), amounted to R$2,981 million in 4Q20. The 93% increase from 4Q19 reflects the higher EBITDA, as explained above, which was partially offset by the increase in sustaining capex. The increase in operating cash generation per ton compared to 4Q19 is related to EBITDA growth per ton. The 4% increase in relation to 3Q20 is related to the increase in EBITDA mentioned earlier, partially offset by higher sustaining capex. On a per-ton basis, the 2% decrease is due to the lower adjusted EBITDA per ton.

FREE CASH FLOW

Free Cash Flow (R$ million)	4Q20	4Q19	Δ Y-o-Y	3Q20	Δ Q-o-Q	2020	2019	Δ Y-o-Y
Adjusted EBITDA	3,965	2,465	61%	3,779	5%	14,949	10,724	39%
(-) Total Capex¹	(1,710)	(1,124)	52%	(1,226)	39%	(4,898)	(4,868)	1%
(+/-) Δ Working capital	717	(514)	-	1,290	-	2,264	468	383%
(-) Net interest	(321)	(592)	-46%	(1,560)	-79%	(3,436)	(2,600)	32%
(-) Income taxes	(58)	(55)	5%	(67)	-14%	(188)	(392)	-52%
(-) Dividend payment	-	(5)	-	-	-	-	(607)	-
Free cash flow	2.592	175	-	2,215	17%	8,690	2,725	219%
(+) Capex ex-maintenance	259	216	20%	163	76%	784	1,418	-45%
(+) Dividend payment	-	5	-	0	-	0	607	-
Free cash flow - Adjusted	2.851	396	620%	2,378	21%	9,474	4,749	99%
(-) Derivative cash adjustment	(1,318)	(79)	-	(1,313)	0%	(4,466)	(135)	-
Free cash flow - Adjusted - after derivatives	1,533	317	384%	1,065	46%	5,009	4,614	9%

1 On an accrual basis.

2 Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Free cash flow considering the adjustment for derivatives stood at R$1,533 million in 4Q20, compared to R$317 million in 4Q19 and R$1,050 million in 3Q20. The year-on-year increase was mainly due to higher adjusted EBITDA and the positive variation of working capital (notably for the taxes recoverable and accounts payable lines) and reduction of net interest, partially offset by the higher loss on derivative operations and higher sustaining capex.

Compared to 3Q20, the 46% increase was due to the significant decline in interest payments (lower concentration of bond payments and payments related to the partial repurchase of Senior Notes 2024, 2025 and 2026 in the previous quarter) and the 5% growth in Adjusted EBITDA. These effects were partially offset by the negative variation in working capital (especially in the accounts receivable line, which was impacted by the drop in volume sold and the lower pulp price in 3Q20) and higher sustaining capex. As for working capital, it is worth highlighting the decrease in accounts receivable caused by higher sales volume.

COVID-19

Suzano has been taking preventive and mitigatory measures aligned with the guidelines established by Brazilian and international health authorities to minimize the impacts from the COVID-19 pandemic regarding people safety and the continuity of its businesses.

The Company’s actions are based on three pillars: (1) People; (2) Society; (3) Business Continuity.

(1)	People: to ensure the safety of its employees and contractors, Suzano adopted a series of measures and procedures to mitigate their exposure to the new coronavirus. The measures to protect people include the Company’s decision to maintain all direct jobs and to pay in advance 50% of the 13th salary bonus to all employees.

(2)	Society: Suzano understands its responsibility at this time to the communities in which it operates, guided by its culture driver “It’s only good for us if it’s good for the world.” Accordingly, from the onset of the outbreak to the present date, the Company has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers made by the Company to needy communities.

•	Donation of 159 ventilators and 1 million medical masks to federal and state governments.

•	Participation in the joint effort with Positivo Tecnologia, Klabin, Flextronics and Embraer to support the Brazilian company Magnamed in manufacturing ventilators, which were delivered to the Brazilian government. Suzano invested R$9 million in this action.

•	Construction of a field hospital in Teixeira de Freitas, Bahia, jointly with Veracel, which has already been delivered to the state government and was inaugurated in July 2020.

•	Partnership with the FATEC vocational school in Capão Bonito to produce hand sanitizer.

•	Forklifts lent to transport the donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Ensuring for 90 days (until end-June 2020) the payment of 100% of the payroll expenses of the workers of service providers whose operations were suspended because of the pandemic, in order to protect jobs.

•	Creation of a support program for small suppliers, a social program to help small farmers sell their products via a home delivery system in 38 communities assisted by Suzano’s Rural Land Development Program (“PDRT”) in 5 states, and a social program for producing 125,000 masks in local communities for donation in 5 states.

•	Launch of a support program for small and midsized paper clients called “We’re Together” to ensure that these companies have the financial and managerial capacity to resume operations.

Expenditures to support the social actions implemented by Suzano totaled R$49 million as of December 31, 2020. Also, important noting is that another R$136 million was spent to adapt our operations to the current scenario of combating the coronavirus (see note 30 - Result by Nature of Financial Statements).

(3)	Business continuity: to date, the company is maintaining its operations normally and has set up a crisis management committee that continues functioning.

The pulp and paper industry was recognized by the World Health Organization (WHO) and diverse countries as a producer of essential goods for society. Hence, to meet the responsibility arising from the essential nature of its business, Suzano took measures to ensure, to the maximum extent possible, that it maintains its operations normally and meets its clients’ requirements by increasing the level of wood and raw material inventories at plants and expanding its finished product inventory, besides reaching out to its clients to minimize any risks of stockout at plants along the logistics chain and guarantee the sale of their products.

The current scenario arising from the novel coronavirus also implies higher credit risk, especially among its paper clients. Therefore, the Company has been monitoring this risk and implementing measures to mitigate it. To date, there have been no significant financial impacts.

Due to the physical distancing measures adopted in Brazil and many other countries that entail, for instance, the closure of schools and offices, demand for printing & writing paper has decreased. In light of this scenario, and as announced by various paper producers around the world, Suzano decided to temporarily reduce the volume of its paper production. As previously disclosed in the quarterly financial statements for the period ended March 31, 2020, the Company temporarily shut down its paper production lines at the Mucuri and Rio Verde Mills. However, operations resumed at these mills in early July 2020.

Lastly, it is important to mention that in light of the current scenario, the Company has undertaken and maintained intensive communication efforts to further increase interactions with its main stakeholders in order to ensure adequate transparency and flow of information with them in a timely manner aligned with the current social and economic situation. All key updates on its measures and activities in the context of COVID-19 are available on the Company’s Investor Relations website.

The Company has also created a webpage with information on all its actions related to COVID-19: https://www.suzanocontraocoronavirus.com.br

ESG

The 4Q20 results reaffirm the advances made by Suzano on its ESG agenda, referring to the more active participation in external evaluation processes from 2020 onwards. In November, the company was included in the select 2020-2021 portfolio of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets). Apart from Suzano, only 10 other Brazilian companies have been included in the new portfolios underlying the DJSI indices.

In November, Suzano informed its shareholders and the market in general that the additional issue of debt securities was launched and priced under the scope of “3.750% Senior Notes due 2031” (Sustainability-Linked Bonds - SLB), in the principal amount of US$500 million with a yield of 3.100% per year (one of the lowest rates in Suzano's history in foreign borrowings) and a coupon of 3.750% per year, to be paid semi-annually, as of January 15, 2021, and maturing in January 15, 2031. The Notes have an environmental performance indicator (KPI) associated with a goal of reducing the intensity of greenhouse gas (GHG) emissions by the Company by 2025, evidencing Suzano's commitment as part of the solution to the global climate crisis and in convergence to the implementation of its Long Term 2030 emission reduction target published this year.

In early December, Suzano had also been included in the portfolio of the Corporate Sustainability Index of B3 in 2021. ISE tracks the performance of listed corporations based on the aspects of corporate sustainability, social justice, environmental balance and corporate governance. The portfolio announced consists of 46 stocks of 39 companies and is valid from January 4 to December 30, 2021.

In December, Suzano was also B rated in the Climate, Water and Forests questionnaires prepared by CDP, a non-profit organization considered a global reference in environmental impact reporting and management. CDP’s assessment considers the scope of disclosure, awareness and management of environmental risks, as well as implementation of best practices related to environmental leadership.

These results underscore the company’s relentless commitment to generating value sustainably in the long term besides demonstrating the integration and company-wide inclusion of the ESG agenda in Suzano’s business model.

SYNERGIES

In 2020, the Company concluded the curve of capture of operating synergies arising from the business combination with Fibria Celulose S.A. The synergies captured, on a recurring basis from 2021, exceeded plans, totaling R$1,317 million per year (before taxes) through reductions in costs, expenses and capex in the supplies, forestry, industrial, logistics, sales, administrative and personnel areas. As for tax synergies, the company maintains the perspective of achieving deductions of around R$2.0 billion a year.

1Does not include tax synergies. Supply Chain includes logistical / commercial synergies.

The estimated amount of operating synergies includes the costs of implementing the initiatives linked to these synergies, which totaled R$60 million, therefore, below the R$200 million previously estimated by the Company.

TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed through a Material Fact notice on February 13, 2020, the estimated total operating expenditure in 2024 remains at approximately R$1,300/t, and the trend for the indicator remains as planned, considering the exchange and monetary assumptions used.

EVENTS AFTER THE REPORTING PERIOD

Conclusion of Sale of Land and Forests

On January 5, 2021, the Company announced to its shareholders and the market that it concluded the transaction with Bracell SP Celulose Ltda. and Turvinho Participações Ltda., disclosed by it through a Notice to the Market on November 20, 2020, receiving the purchase price of R$1,056 million pursuant to the agreement for the Purchase and Sale of Timber, Commitment to Purchase and Sale of Rural Properties and Other Covenants, with the condition precedent signed by the parties.

The transaction is aligned with the Company’s deleveraging plan announced to the market and underscores the financial discipline adopted by Suzano in implementing its Debt Policy.

Early Debt Settlement

On February 9, 2021, the Company prepaid a financing contract with BNDES, in the principal amount of R$ 1,454 million, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2% and transaction cost in the amount of R$30 million.

CAPITAL MARKETS

On October 6, 2020, the Company informed its shareholders and the market in general the closing of the public offering for the secondary distribution of 150,217,425 shares issued by Suzano and held by BNDES Participações SA - BNDESPAR, including 13,180,000 Shares in the form of American Depositary Shares (“ADSs”), at a price per share of R$46.00, totaling R$6.9 billion.

On December 31, 2020, Suzano’s stock was quoted at R$58.54/share (SUZB3) and US$11.18/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

Source: Bloomberg.

On December 31, 2020, the Company's share capital was represented by 1,361,263,584 common shares, of which 12,042,004 were held in Treasury. Suzano’s market capitalization stood at R$79.0 billion on December 31, 2020. In 4Q20, free float corresponded to 53% of the total capital.

FIXED INCOME

	Unity	Dec/20	Sep/20	Dec/19	Δ Y-o-Y	Δ Q-o-Q
Suzano 2021 – Price	USD/k	-	-	103.59	-	-
Suzano 2021 – Yield	%	-	-	2.41	-	-
Fibria 2024 – Price	USD/k	110.47	110.29	108.45	1.9%	0.2%
Fibria 2024 – Yield	%	2.01	2.27	3.16	-36.5%	-11.4%
Fibria 2025 – Price	USD/k	107.46	106.24	103.59	3.7%	1.1%
Fibria 2025 – Yield	%	2.06	2.46	3.22	-36.1%	-16.1%
Suzano 2026 – Price	USD/k	117.63	114.58	112.02	5.0%	2.7%
Suzano 2026 – Yield	%	2.33	2.99	3.66	-36.4%	-21.9%
Fibria 2027 – Price	USD/k	114.48	113.39	109.64	4.4%	1.0%
Fibria 2027 – Yield	%	2.87	3.14	3.92	-26.8%	-8.5%
Suzano 2029 – Price	USD/k	120.44	114.10	111.01	8.5%	5.6%
Suzano 2029 – Yield	%	3.10	3.98	4.50	-31.1%	-22.1%
Suzano 2030 – Price	USD/k	113.78	107.97	102.57	10.9%	5.4%
Suzano 2030 – Yield	%	3.23	3.97	4.68	-31.0%	-18.6%
Suzano 2031 – Price	USD/k	106.68	100.31	-	-	6.3%
Suzano 2031 – Yield	%	2.98	3.71	-	-	-19.9%
Suzano 2047 – Price	USD/k	134.32	118.48	117.66	14.2%	13.4%
Suzano 2047 – Yield	%	4.71	5.65	5.71	-17.6%	-16.6%
Treasury 10 years	%	0.91	0.69	1.92	-52.4%	33.3%

Note: Senior Notes issued with face value of 100 USD/k

RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Negative
Standard & Poor’s	brAAA	BBB-	Negative
Moody’s	Aaa.br	Ba1	Stable

UPCOMING EVENTS

Earnings Conference Call (4Q20)

Date: February 11, 2021 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10:00 a.m. (Brasília)
8:00 a.m. (New York)	8:00 a.m. (New York)
1:00 p.m. (London)	1:00 p.m. (London)
Tel: +55 (11) 3181-8565	Tel: +1 412 717-9627

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English and feature a presentation, with a simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Camilla Galvão

Mariana Dutra

Roberto Costa

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1 - Operating Data

Revenue breakdown (R$ '000)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Exports	6,489,970	5,632,705	15%	6,140,197	6%	25,492,642	20,698,735	23%
Pulp	6,093,525	5,229,916	17%	5,753,923	6%	23,968,816	19,193,750	25%
Paper	396,445	402,789	-2%	386,274	3%	1,523,826	1,504,985	1%
Domestic Market	1,523,006	1,416,255	8%	1,330,638	14%	4,967,635	5,314,215	-7%
Pulp	453,450	401,800	13%	414,431	9%	1,609,449	1,833,936	-12%
Paper	1,069,556	1,014,455	5%	916,207	17%	3,358,186	3,480,279	-4%
Total Net Revenue	8,012,976	7,048,960	14%	7,470,835	7%	30,460,277	26,012,950	17%
Pulp	6,546,975	5,631,716	16%	6,168,354	6%	25,578,265	21,027,686	22%
Paper	1,466,001	1,417,244	3%	1,302,481	13%	4,882,012	4,985,264	-2%

Sales volume (‘000)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Exports	2,556,991	2,810,850	-9%	2,432,865	5%	10,411,557	8,983,744	16%
Pulp	2,460,736	2,699,547	-9%	2,334,152	5%	10,036,495	8,580,692	17%
Paper	96,255	111,303	-14%	98,713	-2%	375,062	403,052	-7%
Paperboard	10,078	17,915	-44%	15,204	-34%	62,816	62,219	1%
Printing & Writing	83,130	92,640	-10%	82,347	1%	303,568	338,562	-10%
Other paper[1]	3,047	748	307%	1,162	162%	8,678	2,271	282%
Domestic Market	460,135	477,322	-4%	412,826	11%	1,588,440	1,684,374	-6%
Pulp	201,908	219,973	-8%	192,415	5%	786,621	830,962	-5%
Paper	258,227	257,349	0%	220,411	17%	801,819	853,412	-6%
Paperboard	44,916	34,996	28%	37,362	20%	138,937	130,210	7%
Printing & Writing	182,526	190,773	-4%	152,069	20%	538,861	619,802	-13%
Other paper[1]	30,785	31,580	-3%	30,980	-1%	124,021	103,400	20%
Total Sales Volume	3,017,126	3,288,172	-8%	2,845,691	6%	11,999,997	10,668,118	12%
Pulp	2,662,644	2,919,520	-9%	2,526,567	5%	10,823,116	9,411,654	15%
Paper	354,482	368,652	-4%	319,124	11%	1,176,881	1,256,464	-6%
Paperboard	54,994	52,911	4%	52,566	5%	201,753	192,429	5%
Printing & Writing	265,656	283,413	-6%	234,416	13%	842,429	958,364	-12%
Other paper[1]	33,832	32,328	5%	32,142	5%	132,699	105,671	26%

Average net price (R$/ton)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Exports	2,538	2,004	27%	2,524	1%	2,448	2,304	6%
Pulp	2,476	1,937	28%	2,465	0%	2,388	2,237	7%
Paper	4,119	3,619	14%	3,913	5%	4,063	3,734	9%
Domestic Market	3,310	2,967	12%	3,223	3%	3,127	3,155	-1%
Pulp	2,246	1,827	23%	2,154	4%	2,046	2,207	-7%
Paper	4,142	3,942	5%	4,157	0%	4,188	4,078	3%
Total	2,656	2,144	24%	2,625	1%	2,538	2,438	4%
Pulp	2,459	1,929	27%	2,441	1%	2,363	2,234	6%
Paper	4,136	3,844	8%	4,081	1%	4,148	3,968	5%

Average net price (US$/ton)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Exports	470	486	-3%	469	0%	474	583	-19%
Pulp	459	470	-2%	458	0%	463	566	-18%
Paper	763	878	-13%	728	5%	787	945	-17%
Domestic Market	613	720	-15%	599	2%	606	799	-24%
Pulp	416	443	-6%	400	4%	397	559	-29%
Paper	767	957	-20%	773	-1%	812	1,032	-21%
Total	492	520	-5%	488	1%	492	617	-20%
Pulp	455	468	-3%	454	0%	458	566	-19%
Paper	766	933	-18%	759	1%	804	1,005	-20%

¹ Paper of other manufacturers sold by Suzano and tissue paper.

FX Rate R$/US$	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Closing	5.20	4.03	29%	5.64	-8%	5.20	4.03	29%
Average	5.40	4.12	31%	5.38	0%	5.16	3.95	31%

APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q	2020	2019	ΔY-o-Y
Net Revenue	8,012,976	7,048,960	14%	7,470,835	7%	30,460,277	26,012,950	17%
Cost of Goods Sold	(4,883,644)	(5,810,056)	-16%	(4,473,994)	9%	(18,966,331)	(20,743,482)	-9%
Gross Debt	3,129,332	1,238,904	153%	2,996,841	4%	11,493,946	5,269,468	118%
Gross Margin	39.1%	17.6%	21 p.p.	40.1%	-1 p.p.	37.7%	20.3%	17 p.p.

Operating Expense/Income	(718,307)	(675,514)	6%	(829,110)	-13%	(3,050,552)	(2,640,890)	16%
Selling Expenses	(590,024)	(537,981)	10%	(522,594)	13%	(2,174,652)	(1,905,279)	14%
General and Administrative Expenses	(479,906)	(285,586)	68%	(312,735)	53%	(1,443,192)	(1,173,358)	23%
Other Operating Income (Expenses)	322,883	137,307	135%	(4,135)	-7909%	531,150	405,754	31%
Equity Equivalence	28,740	10,746	167%	10,354	178%	36,142	31,993	13%
EBIT	2,411,025	563,390	328%	2,167,731	11%	8,443,394	2,628,578	221%

Depreciation, Amortization & Depletion	1,761,660	1,778,853	-1%	1,653,560	7%	6,772,780	8,091,952	-16%

EBITDA	4,172,685	2,342,243	78%	3,821,291	9%	15,216,174	10,720,530	42%
EBITDA Margin (%)	52.1%	33.2%	19 p.p.	51.1%	1 p.p.	50.0%	41.2%	9 p.p.

Adjusted EBITDA[1]	3,964,926	2,465,383	61%	3,778,534	5%	14,949,489	10,723,570	39%
Adjusted EBITDA Margin[1]	49.5%	35.0%	15 p.p.	50.6%	-1 p.p.	49.1%	41.2%	8 p.p.

Net Financial Result	6,238,407	1,624,574	284%	(4,222,644)	-248%	(26,085,523)	(6,725,781)	288%
Financial Expenses	65,889	99,872	-34%	58,413	13%	327,475	493,246	-34%
Financial Revenues	(974,494)	(1,055,077)	-8%	(1,365,381)	-29%	(4,459,425)	(4,178,848)	7%
Exchange Rate Variation	4,463,515	1,418,127	215%	(1,644,611)	-371%	(12,530,891)	(1,964,927)	538%
Net Proceeds Generated by Derivatives	2,683,497	1,161,652	131%	(1,271,065)	-311%	(9,422,682)	(1,075,252)	776%
Earnings Before Taxes	8,649,432	2,187,964	295%	(2,054,913)	-521%	(17,642,129)	(4,097,203)	331%

Income and Social Contribution Taxes	(2,735,081)	(1,013,188)	170%	897,206	-405%	6,927,194	1,282,461	440%

Net Income (Loss)	5,914,351	1,174,776	403%	(1,157,707)	-611%	(10,714,935)	(2,814,742)	281%
Net Margin	73.8%	16.7%	57 p.p.	-15.5%	89 p.p.	-35.2%	-10.8%	-24 p.p.

Goodwill amortization - PPA (R$ ‘000)	4Q20	4Q19	ΔY-o-Y	3Q20	ΔQ-o-Q
COGS	(2,668)	(138,646)	-98%	(126,165)	-98%
Selling Expenses	(206,310)	(206,700)	0%	(206,474)	0%
General and administrative expenses	(1,191)	21,436	-	10,620	-
Other operational revenues (expenses)	(5,380)	(121)	-	(14,686)	-63%
Financial results	20,756	(108,357)	-	(1,303)	-

1 Excluding non-recurring items and PPA effects.

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	31/12/2020	30/09/2020	31/12/2019
Current Assets
Cash and cash equivalents	6,835,057	7,247,184	3,249,127
Financial investments	2,212,079	2,327,353	6,150,631
Trade accounts receivable	2,915,206	3,036,769	3,035,817
Inventories	4,009,335	4,245,766	4,685,595
Recoverable taxes	406,850	874,152	997,201
Derivative financial instruments	484,043	209,970	260,273
Advance to suppliers	43,162	102,765	170,481
Non-current assets held for sale	313,338	-	-
Other assets	738,924	479,903	335,112
Total Current Assets	17,957,994	18,523,862	18,884,237
Non-Current Assets
Financial investments	184,778	183,893	179,703
Recoverable taxes	834,575	748,584	708,914
Deferred taxes	8,677,002	11,399,116	2,134,040
Derivative financial instruments	857,377	922,225	838,699
Advance to suppliers	1,015,115	1,071,249	1,087,149
Judicial deposits	257,789	266,214	268,672
Biological assets	11,161,210	10,759,599	10,571,499
Investments	359,071	336,929	322,446
Property, plant and equipment	39,156,890	39,736,484	41,120,945
Right of use on lease agreements	4,344,078	4,242,105	3,850,237
Intangible	16,759,528	17,014,465	17,712,803
Other assets	235,341	235,309	228,881
Total Non-Current Assets	83,842,754	86,916,172	79,023,988

Total Assets	101,800,748	105,440,034	97,908,225

Liabilities and Equity (R$ ´000)	31/12/2020	30/09/2020	31/12/2019
Current Liabilities
Trade accounts payable	2,361,098	2,157,286	2,376,459
Loans, financing and debentures	2,043,386	4,323,325	6,227,951
Accounts payable for lease operations	620,177	629,329	656,844
Derivative financial instruments	1,991,118	4,117,393	893,413
Taxes payable	170,482	315,080	307,639
Payroll and charges	492,728	478,732	400,435
Liabilities for assets acquisitions and subsidiaries	101,515	102,013	94,414
Dividends payable	6,232	4,888	5,720
Other liabilities	386,087	292,387	516,320
Total Current Liabilities	8,172,823	12,420,433	11,479,195

Non-Current Liabilities
Loans, financing and debentures	70,856,496	74,166,284	57,456,375
Accounts payable for lease operations	4,571,583	4,662,805	3,327,226
Derivative financial instruments	6,126,282	7,792,461	2,024,500
Liabilities for assets acquisitions and subsidiaries	400,713	429,357	447,201
Provision for judicial liabilities	3,255,955	3,403,233	3,512,477
Actuarial liabilities	785,045	747,984	736,179
Deferred taxes	570	74,736	578,875
Other liabilities	293,903	286,951	258,228
Total Non-Current Liabilities	86,290,547	91,563,811	68,341,061

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	10,612	6,419,430	6,416,864
Retained earnings reserves	(218,265)	(218,265)	(218,265)
Equity valuation adjustment	-	317,144	317,144
Retained loss	2,129,944	2,180,733	2,221,341
Total Equity	(3,926,015)	(16,599,888)	-
Shareholders’ Equity	7,231,822	1,334,700	17,972,630

Non-controlling shareholders interests	105,556	121,090	115,339

Total Liabilities and Equity	101,800,748	105,440,034	97,908,225

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ‘000)	4Q20	4Q19	2020	2019
Cash flow from operating activities
Net income/(loss) for the period	5,914,351	1,174,776	(10,714,935)	(2,814,742)
Depreciation, depletion and amortization	1,693,458	1,762,015	6,565,441	7,898,775
Amortization of right of use	59,967	47,292	186,768	154,217
Sublease of ships	(12,520)	-	(35,841)	-
Interest expense on lease liabilities	113,516	73,042	397,746	226,103
Results from sale and disposals of property and biological assets, net	(55,303)	51,649	(53,807)	77,930
Equity equivalence	(28,740)	(10,746)	(36,142)	(31,993)
Exchange rate and monetary variations, net	(4,463,515)	(1,418,127)	12,530,891	1,964,927
Interest expenses with loans, financing and debentures, net	763,490	831,764	3,286,254	3,363,019
Interest expense with bond repurchases	-	-	391,390	-
Capitalized interest	(745)	(1,261)	(10,636)	(4,213)
Accrual of interest on marketable securities	(12,261)	(101,715)	(94,868)	(392,018)
Amortization of fundraising costs	29,225	13,004	101,741	185,807
Derivative (gains) losses, net	(2,683,497)	(1,161,652)	9,422,682	1,075,252
Fair value adjustment of biological assets	(292,751)	(101,946)	(466,484)	(185,399)
Deferred income tax and social contribution expenses	2,658,454	989,070	(7,109,120)	(1,528,571)
Tax credit – Gain on tax action	-	-	-	(128,115)
Interest on employee benefits	13,286	5,734	53,092	44,496
Provision (reversal) of judicial liabilities, net	14,046	48,665	1,288	26,807
Allowance for doubtful accounts, net	812	2,078	6,022	(12,286)
Provision for (reversal of) inventory losses and write-offs	94,393	76,479	65,675	107,269
Provision for loss of ICMS credits, net	11,082	41,787	(82,293)	129,283
Impairment of non-financial assets	45,435	-	45,435	-
Other	9,539	(49,656)	35,452	(56,517)
Decrease (increase) in assets	374,383	117,802	2,250,235	2,080,352
Trade accounts receivables	(131,789)	(1,023,818)	884,451	991,476
Inventories	91,186	1,217,349	651,203	873,420
Recoverable taxes	397,545	104,148	659,930	241,934
Other assets	17,441	(179,877)	54,651	(26,478)
Increase (decrease) in liabilities	342,744	(518,555)	13,424	(1,612,068)
Trade accounts payables	339,174	(829,169)	140,480	(1,555,697)
Taxes payable	(88,437)	(22,791)	47,212	240,871
Payroll and charges	13,985	(38,902)	92,278	(234,948)
Other liabilities	78,022	372,307	(266,546)	(62,294)
Cash provided by operations, net	4,588,849	1,871,499	16,749,410	10,568,315
Payment of interest with financing, loans and debentures	(361,788)	(615,626)	(3,244,949)	(2,977,957)
Payment of interest on bonds repurchase	-	-	(378,382)	-
Interest received from marketable securities	40,702	23,268	186,853	377,804
Payment of income taxes	(58,200)	(55,245)	(188,296)	(391,725)
Cash provided by operating activities	4,209,563	1,223,896	13,124,636	7,576,437
Investing activities
Additions to property, plant and equipment	(1,710,499)	(1,124,275)	(4,897,860)	(4,868,427)
Proceeds from sale of property, plant and equipment	94,690	44,905	183,504	198,644
Increase of capital in subsidiaries and associates	-	-	-	(45,856)
Marketable securities, net	85,948	(1,049,228)	3,841,493	19,378,893
Advance for acquisition of wood from operations with development	47,815	(61,285)	135,693	(355,447)
Acquisition of subsidiaries, net cash	-	-	-	(26,002,540)
Dividends received	-	-	753	-
Other investments	-	(21)	-	(286)
Cash used in investing activities, net	(1,482,046)	(2,189,904)	(736,417)	(11,695,019)

Financing activities
Proceeds from loans, financing and debentures	4,178,624	2,677,927	14,761,796	18,993,837
Payment of derivative transactions	(1,318,184)	(79,452)	(4,465,640)	(135,449)
Payment of loans, financing and debentures	(5,340,666)	(1,745,186)	(19,092,810)	(13,994,708)
Payment of leases	(247,118)	(219,774)	(824,245)	(645,071)
Payment of dividends	-	(4,897)	-	(606,632)
Sale of treasury shares to meet stock-based compensation plan	-	(879)	-	(879)
Liabilities for assets acquisitions and subsidiaries	(13,058)	(9,084)	(164,240)	(479,480)
Other financing	-	5,616	-	10,191
Cash provided (used) by financing activities, net	(2,740,402)	624,271	(9,785,139)	3,141,809

Exchange variation on cash and cash equivalents	(399,242)	(123,782)	982,850	(161,553)

Increase (reduction) in cash and cash equivalents	(412,127)	(465,519)	3,585,930	(1,138,326)
Cash and cash equivalents at the beginning for the period	7,247,184	3,714,646	3,249,127	4,387,453
Cash and cash equivalents at the end for the period	6,835,057	3,249,127	6,835,057	3,249,127
Increase (reduction) in cash and cash equivalents	(412,127)	(465,519)	3,585,930	(1,138,326)

APPENDIX 5 - EBITDA

(R$ '000, except where otherwise indicated)	4Q20	4Q19	2020	2019
Net income	5,914,351	1,174,776	(10,714,935)	(2,814,742)
Net Financial Result	(6,238,407)	(1,624,574)	26,085,523	6,725,781
Income and Social Contribution Taxes	2,735,081	1,013,188	(6,927,194)	(1,282,461)
EBIT	2,411,025	563,390	8,443,394	2,628,578
Depreciation, Amortization and Depletion	1,761,660	1,778,853	6,772,780	8,091,952
EBITDA[1]	4,172,685	2,342,243	15,216,174	10,720,530
EBITDA Margin	52.1%	33.2%	49.9%	41.2%

Expenses with Fibria's transaction	59	3,924	992	79,870
PPA effect (Asset disposal)	5,290	9,123	26,378	33,991
Indemnity – FACEPA	-	-	(1,093)	-
Accruals for losses on ICMS credits	10,075	97,061	(81,818)	181,117
ICMS accrual complement	-	-	2,808
Contract renegotiation	-	45,723	-	45,723
Losango Project Adjustments	-	57,764	-	57,764
Fair value adjustment (others)	-	(32,705)	-	(32,705)
Labor lawsuits provision	-	32,178	-	32,178
Expenses related to social actions to fight the Coronavirus	54,852	-	136,100	-
Expenses with obligations and contract cancellations	-	-	6,008	-
Adjustment of the fair value of biological assets	(292,750)	(101,946)	(466,483)	(185,399)
Losses for PIS/COFINS provision	-	21,132	11,063	21,132
COVID-19 - Donations	32	-	48,590	-
ITBI Provision and Fees	-	-	10,529	-
Project Mucuri 5.1 Closure	(1,005)	-	29,679	-
Equity Interest	(28,740)	(10,746)	(36,142)	(31,993)
Sale of judicial credits	-	390	-	(86,610)
Fiscal credits (PIS/COFINS calculation base)	-	-	-	(128,115)
Impairment of non-financial assets	45,435	-	45,435	-
Others	(1,008)	1,241	1,269	16,087
Adjusted EBITDA	3,964,926	2,465,383	14,949,489	10,723,570
Adjusted EBITDA Margin	50.6%	36.3%	48.9%	43.5%

¹ The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 - Segmented Income Statement

	4Q20				4Q19
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	6,546,975	1,466,001		8,012,976	5,631,716	1,417,244		7,048,960
Cost of Goods Sold	(3,915,873)	(967,771)		(4,883,644)	(4,859,010)	(951,046)		(5,810,056)
Gross Profit	2,631,102	498,230	-	3,129,332	772,706	466,198	-	1,238,904
Gross Margin	40.2%	34.0%		39.1%	13.7%	32.9%		17.6%

Operating Expense/Income	(594,303)	(124,004)	-	(718,307)	(557,552)	(117,962)	-	(675,514)
Selling Expenses	(467,110)	(122,914)		(590,024)	(419,438)	(118,543)		(537,981)
General and Administrative Expenses	(336,076)	(143,830)		(479,906)	(200,354)	(85,232)		(285,586)
Other Operating Income (Expenses)	230,705	92,178		322,883	56,355	80,952		137,307
Equity Equivalence	(21,822)	50,562		28,740	5,885	4,861		10,746
EBIT	2,036,799	374,226	-	2,411,025	215,154	348,236	-	563,390

Depreciation, Amortization& Depletion	1,596,972	164,688		1,761,660	1,639,056	139,797		1,778,853

EBITDA	3,633,771	538,914	-	4,172,685	1,854,210	488,033	-	2,342,243
EBITDA Margin	55.5%	36.8%	-	52.1%	32.9%	34.4%	-	33.2%

Adjusted EBITDA[1]	3,529,835	435,091	-	3,964,926	2,041,559	423,824	-	2,465,383
Adjusted EBITDA Margin[1]	53.9%	29.7%	-	49.5%	36.3%	29.9%		35.0%

Net Financial Result	-	-	6,238,407	6,238,407	-	-	1,624,575	1,624,574

Earnings Before Taxes	2,036,799	374,226	6,238,407	8,649,432	215,151	348,238	1,624,575	2,187,964

Income and Social Contribution Taxes	-	-	(2,735,081)	(2,735,081)	-	-	(1,013,188)	(1,013,188)

Net Income (Loss)	2,036,799	374,226	3,503,326	5,914,351	215,151	348,238	611,387	1,174,776
Net Margin	31.1%	25.5%	-	73.8%	3.8%	24.6%	-	16.7%

1 Excluding non-recurring items and PPA effects.

Segmented Financial Statement (R$ '000)	2020				2019
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	25,578,265	4,882,012		30,460,277	21,027,686	4,985,264		26,012,950
Cost of Goods Sold	(15,754,930)	(3,211,401)		(18,966,331)	(17,440,018)	(3,303,464)		(20,743,482)
Gross Profit	9,823,335	1,670,611	-	11,493,946	3,587,668	1,681,800	-	5,269,468
Gross Margin	38.4%	34.2%		37.7%	17.1%	33.7%		20.3%

Operating Expense/Income	(2,409,483)	(641,069)	-	(3,050,552)	(2,089,286)	(679,719)	128,115	(2,640,890)
Selling Expenses	(1,770,036)	(404,616)		(2,174,652)	(1,503,775)	(401,504)		(1,905,279)
General and Administrative Expenses	(1,016,093)	(427,099)		(1,443,192)	(806,774)	(366,584)		(1,173,358)
Other Operating Income (Expenses)	390,178	140,972		531,150	209,577	68,062	128,115	405,754
Equity Equivalence	(13,532)	49,674		36,142	11,686	20,307		31,993
EBIT	7,413,852	1,029,542	-	8,443,394	1,498,382	1,002,081	128,115	2,628,578

Depreciation, Amortization& Depletion	6,232,376	540,404		6,772,780	7,575,630	516,322		8,091,952

EBITDA	13,646,230	1,569,944	-	15,216,174	9,074,012	1,518,403	128,115	10,720,530
EBITDA Margin	53.4%	32.2%	-	50.0%	43.2%	30.5%	-	41.2%

Adjusted EBITDA[1]	13,484,920	1,464,569	-	14,949,489	9,259,198	1,464,372	-	10,723,570
Adjusted EBITDA Margin[1]	52.7%	30.0%		49.1%	44.0%	29.4%		41.2%

Net Financial Result	-	-	(26,085,523)	(26,085,523)	-	-	(6,725,781)	(6,725,781)

Earnings Before Taxes	7,413,852	1,029,542	(26,085,523)	(17,642,129)	1,498,382	1,002,081	(6,597,666)	(4,097,203)

Income and Social Contribution Taxes	-	-	6,927,194	6,927,194	-	-	1,282,461	1,282,461

Net Income (Loss)	7,413,852	1,029,542	(19,158,329)	(10,714,935)	1,498,382	1,002,081	(5,315,205)	(2,814,742)
Net Margin	29.0%	21.1%		-35.2%	7.1%	20.1%		-10.8%

1 Excluding non-recurring items and PPA effects.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed to not materialize or differ substantially from expected results. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.